

October 27, 2010

Clay B. Siegall
President and Chief Executive Officer
Seattle Genetics, Inc.
21823 30ᵗʰ Drive SE
Bothell, WA 98021

Re: Seattle Genetics, Inc.
　　　　Form 10-K for the Fiscal Year Ended December 31, 2009
　　　　Filed March 12, 2010
　　　　File No. 000-32405

Dear Dr. Siegall:

　　　　We have reviewed your supplemental response filed September 29, 2010 and have the following comments.

　　　　Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

　　　　After reviewing the information you provide in response to these comments, we may have additional comments.

1. Please note that we will not be in a position to complete our review of your Form 10-K until you have filed unredacted forms of the eight material agreements for which confidential treatment has expired.

2. Please confirm that in future Form 10-K filings you will identify, of the collaboration agreements you discuss, which of the agreements you consider to be material and which of the agreements you do not consider to be material to your company at the time of filing, and that for each of those agreements you consider to be material you will disclose the material terms of each, including:
    *   All material rights and obligations of each party;
    *   All material future payments, such as aggregate potential milestone payments, initial or annual fees, or royalty payments;
    *   Aggregate payments made under each agreement to date; and
    *   Duration and termination provisions.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director